MEEDER FUNDS
6125 Memorial Drive
Dublin, OH 43017
(614) 766-7000

December 15, 2015

Ms. Deborah O’Neal –Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meeder Funds (Commission File Nos. 2-85378 and 811-3462)
Post Effective Amendment to Registration Statement on Form N-1A

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Meeder Funds Utilities and Infrastructure Fund (the “Registrant”) and its principal underwriter, Adviser Dealer Services, Inc. (the “Principal Underwriter”) hereby request that the effectiveness of the above referenced Registration Statement on Form N-1A be accelerated so that it may become effective on Thursday, December 31, 2015, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant and Principal Underwriter acknowledge that:

(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance with this filing. I would appreciate it if you would send a copy of any communication relating to this filing to my attention. If you have any questions or need additional information, please call me at 614-760-2129 or our Chief Legal Officer, Tim McCabe, at 614-760-2153.

Very truly yours,

/s/ Maggie Bull
Maggie Bull